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                                                                    Exhibit 99.1


                                 HOLLINGER INC.

     Toronto, Canada, September 3, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that The Honourable Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice has ordered that an inspector be appointed pursuant to s. 229(1) of the Canada Business Corporations Act to conduct an investigation of Hollinger, as requested by Catalyst Fund General Partner I Inc., a shareholder of Hollinger. The reasons for the decision are expected to be released by Justice Campbell before September 15, 2004 and will deal with the bases for the remedy sought as well as the method by which the parties may address the extent, scope, timing, cost and reporting of the investigation prior to the commencement of the investigation.

     The Litigation Committee of the board of directors of Hollinger, comprised solely of Hollinger's three independent directors, will consider its options as a result of this order following the issuance of Mr. Justice Campbell's reasons for decision.

     As previously announced, the review of certain related party transactions involving Hollinger and certain of its affiliates by Gottschalk Forensic Accounting & Valuations Inc. is currently underway under the supervision of Hollinger's Independent Committee/Litigation Committee.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.



Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com